Exhibit 99

      Certain of the following information, which was set forth in the Analysts' Presentation, including, without limitation, that concerning the financial projections of the combined companies, the business and operating strategy of the combined companies, CIT's prospective liquidity, the growth of the combined companies' business, the reduction in the combined companies' expenses, the intent to reduce the combined companies' volume of securitizations and the overall anticipated effect on CIT of the proposed business combination, constitutes forward-looking statements concerning the combined companies' operations, economic performance and financial condition. Because such statements reflect risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements. Factors that could cause such differences include but are not limited to risks of economic slowdown or downturn, risks inherent in changes in the prevailing interest rates, unanticipated difficulties in combining the management, operations or cultures of CIT and Newcourt, cost savings that are not realized or are not realized within the time anticipated, risks associated with the value and recoverability of leased equipment, adequacy of credit reserves for credit losses, funding opportunities and borrowing costs, changes in regulations governing the combined companies' business and operations, competitive factors, issues associated with year 2000 compliance and uncertainties associated with risk management, including credit risk management, asset/liability management and interest rate risk management.

                             Analysts' Presentation

CIT disclosed the following financial targets:

o     GAAP Accretive 2-3% in 2000 and 10%+ in 2001

o     15%+ EPS growth

o     15%+ return on tangible common equity

o     Securitization activity reduced to less than 15% of total funding by year
      2000

o     Synergies

            $150 million in operating expense savings phased in 50% in 1999 and 100% in 2000

            70+ bps funding advantage for Newcourt on-balance sheet assets

CIT also disclosed the following financial statistics:

                                                          1998A
                                                          -----

                                             CIT         Newcourt     Pro forma
                                             ---         --------     ---------

                                                       ($ millions)

Market capitalization(1)                   $ 5,000       $ 4,200      $ 9,200

Managed finance assets                      26,200        23,600       49,800

Total equity(2)                              2,950         3,050        7,250

Tangible equity                              2,740         1,820        4,560

----------
(1) Based on closing prices as of March 5, 1999. Newcourt pro forma for exchange ratio
(2) Includes preferred equity. Pro forma adjusted to include $1.2 billion in additional equity from the transaction

      The following reflects CIT management's pro forma financial projections (based upon I/B/E/S projections) for the combined business:

                                                 1999E      2000E      2001E
                                                 -----      -----      -----

Net income -I/B/E/S

   CIT                                           $380       $430       $490
   Newcourt                                       280(1)     350        420
                                                 --------------------------
   Combined                                       660        780        910

After-tax impact of transaction --
Management Adjustments

   Cost savings (growth adjusted)                  50        100        105
   Net funding/securitization (2)                (140)       (35)        20
   Incremental goodwill amortization (3)          (35)       (35)       (35)
                                                 --------------------------
   Net transaction benefits/(costs)              (125)        30         90

Net Income                                       $535      $ 810     $1,000
Original GAAP EPS(4)                                       $2.65      $3.00
Pro forma GAAP EPS                                         $2.71      $3.35
GAAP accretion(4)                                            2.3%      11.7%

Pro forma cash EPS                                         $2.99      $3.63
Cash EPS accretion                                          9.8%      18.7%
Return on tangible equity                                    16%        17%

(1) Reflects full year of Newcourt earnings, not adjusted for mid-year combination under purchase accounting
(2) Reflects lowered securitization gains offset by enhanced spread revenues and estimated funding benefits
(3) Calculated based on CIT share price of $30.75 and 0.92 exchange ratio, subject to adjustment based on CIT share price fluctuation. Assumes 35-year amortization schedule.
(4) Analysts' consensus EPS estimate of $2.65 for 2000 and an assumed EPS for 2001 based on analysts' consensus 13% long-term growth rate

The following reflects planned securitizations for the combined companies in 1999:

Per share figures

                                                              1999
                                                    -------------------------
                                                    1st half         2nd half
                                                    --------         --------

Earnings per share - I/B/E/S

CIT                                                  $1.14             $1.21
Newcourt                                              0.81              1.12
                                                    -------------------------
Adjusted combined EPS                                  --               1.21

After-tax impact of transaction

         Cost savings                                  --               0.08

         Securitization impact                         --              (0.47)
         Incremental goodwill amortization             --              (0.06)
                                                    -------------------------
         Total                                         --              (0.45)

Pro forma CIT EPS                                     1.14              0.76*

CIT share count (millions)                             162               299

* Excludes impact of one-time CIT Group restructuring charge of $0.12 - $0.23 per share.

The following reflects the securitization strategy for the combined companies:

o Significant reduction in funding through securitizations of receivables originated by Newcourt

o Target 10% - 15% of net income from securitizations for the combined company

o On-balance sheet funding lowers absolute cost of financing and increases earnings quality and transparency

o Securitization program focused on funding efficiency, diversity, risk transfer, and liquidity

o 1998 pro forma securitized assets as a percentage of managed assets is 24%, which is expected to be reduced to 21% in 1999 and 19% in 2000.

                                                          2000E
                                                          -----

                                                       ($ millions)

Beginning tangible equity(1)                              5,087
+ net income                                                810
+ goodwill amortization                                      82
-dividend                                                   (90)
Ending tangible equity(1)                                 5,889

Internal capital generated                                  802
Internal capital generation rate (%)                         16%

Managed asset growth (%)                                     16%

(1) Tangible equity = common and preferred equity less goodwill

The following presents pro forma capitalization for the combined companies:

$ millions

                                                        1998A
                                                 -------------------
                                                   CIT      Newcourt   Pro forma
--------------------------------------------------------------------------------
Total debt(1)                                    18,580      10,730     29,310
Total equity(2)                                   2,950       3,050      7,250
Tangible equity                                   2,740       1,820      4,560
Tangible common equity                            2,490       1,820      4,310

Debt/equity                                         6.3x        3.5x       4.0x
Debt/tangible equity                                6.8         5.9        6.4

Total equity/managed finance assets                11.3%       14.3%      15.2%
Tangible equity/managed finance assets             10.5         8.5        9.6

(1)   Net of cash

(2) Includes preferred equity. Pro forma adjusted to include $1.2 billion in additional equity from the transaction